

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 14, 2016

Stephen T. Cohen, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006-1110

    Re: Guggenheim Funds Trust, et al., File No. 812-14638

Dear Mr. Cohen:

    By Form APP-WD filed with the Securities and Exchange Commission on April 13, 2016, you requested, on behalf of applicants, that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

            Sincerely,

            /s/ David J. Marcinkus

            David J. Marcinkus
            Branch Chief
            Chief Counsel's Office